Ecopetrol issues statement regarding the restructuring of McDermott International, counterparty to Refinería de Cartagena S.A.S. in arbitration proceeding

Ecopetrol issues the following response in relation to the statement on September 8, 2023 by McDermott International regarding its intention to start financial restructuring proceedings for its CB&I subsidiaries in the United Kingdom and the Netherlands, in the aftermath of the arbitral award issued by the International Arbitration Tribunal of the International Chamber of Commerce against them and in favor of Refinería de Cartagena S.A.S.

On June 7, 2023, Refinería de Cartagena S.A.S. was notified of the decision of the international arbitration tribunal, which ruled in favor of Refinería de Cartagena in the dispute against CB&I regarding the Engineering, Procurement, and Construction (EPC) Contract for the expansion and modernization of the refinery.

In a unanimous decision, the arbitration tribunal ordered CB&I to pay Refinería de Cartagena S.A.S. USD 1,008 million plus interest accrued from December 31, 2015, for breach of its project planning and cost obligations under the EPC Contract.

In addition to its gross negligence during the execution of the EPC contract, by starting restructuring proceedings, CB&I seeks to disregard the effects of the arbitral award issued by the International Arbitration Tribunal, to which they voluntarily submitted and in which they actively participated with the assistance of international law firms and technical experts of their choice.

In that regard, Refinería de Cartagena S.A.S. condemns McDermott International’s statements, which obstructs compliance with the the award issued by the highest commercial arbitration tribunal. Refinería de Cartagena S.A.S. confirms its intention to exhaust all instances to defend its interests and uphold the arbitral award, as it did during the execution of the EPC contract and the arbitration proceedings.

Refinería de Cartagena S.A.S. has been closely monitoring the measures taken by McDermott International in response to the decision of the international arbitration tribunal, including the annulment request filed by CB&I the day after its issuance, and is confident that the decision issued by the arbitral tribunal will be declared valid by the federal judge handling the request.

Refinería de Cartagena S.A.S. has set in motion, in conjunction with a global team of lawyers and experts in the field, all relevant actions to obtain the recognition and payment of the arbitral award in the United States, the United Kingdom, and the Netherlands. Simultaneously, it will actively participate in McDermott International’s corporate restructuring processes in these countries to defend its interests.

Bogotá D.C., September 8, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Diego Nicolás López Reina (a)

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co